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Exhibit 2.2

                 FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

     THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "First Amendment") is made as of the 16th day of January, 2004, by and between Convention Hotel Partners, LLC, an Indiana limited liability company (hereinafter called "Seller"), and LHO Indianapolis Hotel One, L.L.C., a Delaware limited liability company ("Purchaser").

                              W I T N E S S E T H:

     WHEREAS, Seller and LaSalle Hotel Operating Partnership, L.P. ("LHOP") entered into a Purchase and Sale Agreement, dated as of December 17, 2003 (the "Agreement"), pursuant to which Seller agreed to sell and Purchaser agreed to purchase the hotel known as the Marriott Hotel Downtown Indianapolis in Indianapolis, Indiana (the "Project"); and

     WHEREAS, LHOP assigned all of its rights and obligations under the Agreement to Purchaser; and

     WHEREAS, the Seller and Purchaser desire to amend the Agreement on the terms and conditions set forth below;

     NOW, THEREFORE, in consideration of the premises and the respective undertakings of the parties hereinafter set forth, it is hereby agreed:

     1. Subject to the terms of the Agreement and Paragraph 6 below, the Closing Date (as defined in Section 1(B) of the Agreement) shall be February 10, 2004.

     2. At Seller's election, in lieu of conveying title to the Project to Purchaser, Seller may elect to convey title to the Project to a special purpose entity (the "SPE") immediately prior to Closing and then convey one hundred percent (100%) of the ownership interests in the SPE to Purchaser at Closing, free and clear of any liens and encumbrances, on the following terms and conditions:

     (a) The organizational documents for the SPE shall (i) provide that the ownership interests in the SPE are certificated and fully paid in and non-assessable, and (ii) be otherwise satisfactory to Purchaser and shall contain such provisions as Purchaser deems necessary to obtain a securitized loan on the Project after Closing;

     (b) The SPE shall be established immediately prior to Closing, and Seller represents and warrants that at Closing the SPE will contain no assets other than the Project and will carry on no business other than the operation of the Project;

     (c) Seller represents and warrants that the SPE shall have no liabilities or obligations other than (i) the liabilities and obligations accruing after Closing under the Project Agreements, the Service and Supply Contracts, the Tenant Leases and the Equipment Leases, (ii) the first mortgage loan on the Project which shall be repaid by Seller and insured over by the Title Company on or prior to the Closing, and
          (iii) expenses which are contemplated in the Agreement that are incurred in the ordinary course of operating the Project;

     (d) Seller represents and warrants to Purchaser that upon Closing Purchaser will be the one hundred percent owner of the SPE free and clear of all liens and encumbrances and that the SPE will have no liabilities or obligations other than those described above;

     (e) Seller acknowledges and agrees that Purchaser intends to cause the SPE to convey the Project to Purchaser immediately after Closing and that all of the terms and conditions in the Agreement, including Seller's representations and warranties and indemnification obligations, shall inure to the benefit of both the SPE and Purchaser; and Purchaser acknowledges and agrees that (i)

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          Purchaser shall not be released from any of its obligations and liabilities under the Agreement, including its representations and warranties and indemnification obligations, by reason of having acquired the SPE and (ii) Purchaser shall remain liable and responsible for any obligations of Purchaser under the Agreement to Seller with respect to prorations and credits;

     (f) The conveyance documents used to convey the Project to the SPE shall be in the same forms as are attached to the Agreement, and the conveyance documents pursuant to which the ownership interests in the SPE are conveyed to Purchaser shall be reasonably satisfactory to Purchaser;

     (g) Seller shall have provided Purchaser with UCC, judgment and tax lien searches against Seller showing no liens or encumbrances against the assets of the SPE or the ownerships interests of Seller in the SPE other than the lien held by the holder of the first mortgage on the Project which shall be paid off by Seller at or prior to the Closing;

     (h) Seller shall have provided Purchaser with an opinion from Seller's counsel confirming that Seller owns 100% of the ownership interests in the SPE as of the Closing, free and clear to such counsel's knowledge of any liens or encumbrances;

     (i) Seller shall have provided Purchaser with reasonable evidence prior to Closing that (i) the SPE and Purchaser have been named as additional insureds on Seller's commercial liability insurance policies for the Project which insurance shall be in an amount of not less than $100,000,000, and (ii) such insurance policies cover the SPE and Purchaser for occurrences at the Project prior to the date they were named as additional insureds for the Project;

     (j) Provided Purchaser delivers a deed at Closing to the Title Company for the conveyance of the Project from the SPE to Purchaser, the Title Company shall commit at Closing to issue the Subleasehold Policy insuring that the Purchaser is the owner of the Project subject to no liens and encumbrances other than the Permitted Exceptions and shall contain an endorsement that any matters known to the Seller prior to the Closing will not be imputed to Purchaser; and

     (k) At Closing Seller shall deliver to Purchaser agreements, in form reasonably satisfactory to Purchaser, from direct or indirect investors in Seller with substantial assets other than their interests in Seller or the proceeds thereof, which agreements shall provide that, if a lawsuit is filed against Purchaser during the second year after the Closing arising out of events occurring prior to the Closing, which claim asserts that Purchaser has liability for such lawsuit as a result of acquiring the SPE, such investors shall contribute to the Seller or place in an escrow reasonably satisfactory to Purchaser, in proportion to their ownership interests in Seller, one hundred percent (100%) of such claim up to $2,000,000 in the aggregate. Such contributions shall be in the form of letters of credit reasonably satisfactory to Purchaser or in the form of cash. Such contribution shall be made within thirty (30) days after such investors received notice from Purchaser of such claim, and the contributions shall remain in Seller or escrow until the earlier of
          (i) the date such lawsuit is resolved in favor of Purchaser and Seller has fulfilled its indemnity obligations under the Agreement, in which case the contributions shall be return to such investors, (ii) the date a final judgment is rendered against Purchaser in such lawsuit in which case such funds shall be used to satisfy such judgment, or (iii) until a final judgment is rendered against Seller in favor of Purchaser for breach of Seller's obligation under the Agreement to defend Purchaser in such lawsuit in which case such funds shall be distributed to Purchaser for the costs of defending the lawsuit with the balance distributed in accordance with (i) or (ii) above.

     3. The first two sentences of Section 2(B) of the Agreement are deleted and the following is substituted in lieu thereof: "Purchaser shall deposit FIVE MILLION DOLLARS ($5,000,000) with the Title Company (the "Earnest Money Deposit") within three (3) business days after the latter of (i) the date hereof, and (ii) the date Purchaser receives wiring instructions from the Title Company for the Earnest Money Deposit.

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     4.   A portion of the Purchase Price equal to the book value of the
Personal Property on Seller's financial statements as of December 31, 2003, shall be allocated to the Personal Property and the balance of the Purchase Price shall be allocated to the Land and Improvements.

     5. Purchaser waives its right to terminate the Agreement pursuant to Sections 6(A), 6(D), 6(J) 6(K) and 6(N) of the Agreement.

     6. Seller acknowledges that, pursuant to Section 6(A) of the Agreement, Purchaser has objected to any and all title exceptions except for those set forth in the proforma title insurance policy, dated January 6, 2004, issued by Chicago Title Insurance Company for the Project, as modified by that certain e-mail from Robert Hagan to Ann Bowman and Sarah Funke, dated January 14, 2004, and that the Permitted Exceptions shall be those set forth in such proforma title insurance policy as modified by such e-mail.

     7. Purchaser has notified Seller that Purchaser has been unable to reach agreement with Marriott on the New Franchise Agreement; and, as a result, Seller acknowledges that Purchaser has extended the Inspection Period pursuant to
Section 6(G) for the First Extension Period.

     8. Section 6(M) of the Agreement is deleted and the following is substituted in lieu thereof: "M. As a condition to Purchaser's obligation to perform hereunder, Seller shall have obtained and delivered to Purchaser estoppel certificates substantially in the forms attached hereto as Exhibit O from each of the parties indicated therein with such changes as Purchaser may approval, which approval shall not be unreasonably withheld; and Seller shall use commercially reasonable efforts to obtain such certificates."

     9. Seller shall give Purchaser a credit at Closing for a prorata share of the fees owed to Marriott International, Inc. ("Marriott") under its franchise agreement for the Project for the portion of the Accounting Period (as defined in such franchise agreement) in which the Closing occurs, which prorata share shall based on the portion of such Accounting Period during which Seller owned the Project. Purchaser shall be responsible to pay Marriott any franchise fees which Seller has credited Purchaser at Closing.

     10. Purchaser has notified Seller that Purchaser will be unable to obtain liquor licenses for the Project by the Closing. As a result, Seller and Purchaser shall commence to perform their obligations under Section 11 of the Agreement such that Purchaser will be able to serve alcoholic beverages at the Project after Closing using Seller's liquor licenses until Purchaser is able to obtain its own liquor licenses for the Project

     11.  The following sentence is added at the end of Section 19 of the
Agreement: "Seller shall provide Purchaser with the final audited financial statements for calendar year 2003 at least two (2) business days prior to the Closing Date; and, if such financial statements vary materially and adversely from the draft financial statements for calendar year 2003 delivered by Seller to Purchaser prior to the execution of this First Amendment, Purchase may terminate this Agreement and obtain a refund of the Earnest Money provided Purchaser gives Seller notice of such termination no later than the Closing Date. For purposes of the immediately preceding sentence, "materially" shall mean a difference of two and one-half percent (2-1/2%) or more."

     12. It shall be a condition of Closing that Seller obtain and deliver to Purchaser the certificate of completion from the architect and the statement of project completion from the agency referenced in Section 20 of that certain Project Agreement dated as of June 23, 1999, by and between Seller and the Department of Metropolitan Development of the Consolidated City of Indianapolis, acting for and on behalf of the Metropolitan Development Commission of Marion County, Indiana, in its capacity as the Redevelopment Commission of the City of Indianapolis ("MCD").

     13. The Assignment of the Project Agreements shall not include (a) that certain Lease dated as of June 23, 1999 by and between the Capital Improvement Board of Managers of Marion County, Indiana and the MDC, and (b) that certain Construction Management Agreement, dated June 23, 1999, between Huber, Hunt and Nichols, Inc. and the Department of Metropolitan Development, acting on behalf of the Metropolitan Development Commission of Marion County, Indiana; but shall include Sections 2.5 and 2.10 as well as Section 2.8 of that

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certain Agreement for Architect's Services, dated June 14, 1999, between the
Department of Metropolitan Development, acting on behalf of the Metropolitan Development Commission of Marion County, Indiana, and Hellmuth, Obata & Kassabaum. In addition, either the Assignment of Project Agreements shall not include that certain Project Agreement dated as of June 23, 1999, by and between Seller and the MDC, or Seller shall deliver to Purchaser the amendment to such agreement referenced in the last sentence of Section 20 of such agreement, which amendment shall be reasonably satisfactory to Purchaser.

     14. Seller shall immediately withdraw any pending appeals or protests regarding the real estate taxes for the Project upon deposit of the Earnest Money by Purchaser with the Title Company, and Seller shall not file any new appeals or protests regarding the real estate taxes for the Project without the prior written consent of Purchaser which Purchaser may withhold in its sole discretion.

     15. The Agreement with Hospitality Staffing Solutions shall not be included in Exhibit C.

     16. Seller shall deliver to Purchase on or prior to Closing a consent from Starbucks Corporation to the assignment to Purchaser of the Master Licensing Agreement, dated March 20, 2001, between Seller and Starbucks Corporation.

     17. All terms used herein but not defined herein shall have the same meaning for purposes of this First Amendment as they do for purposes of the Agreement. Except as amended by this First Amendment, all of the terms and conditions of the Agreement are ratified and confirmed. All references to the "Agreement" in any agreements, correspondence or notices shall be deemed to refer to the Agreement as amended by this First Amendment.

     18. This First Amendment may be executed in counterparts and by facsimile signature, each of which shall be deemed an original and together shall constitute one and the same document.

     IN WITNESS WHEREOF, the parties have executed this First Amendment as of the day and year first above written.

                                   "SELLER"

                                   Convention Hotel Partners, LLC, an
                                      Indiana limited liability company

                                   By: Convention Hotel Partners, Inc., an
                                         Indiana corporation, its manager


                                       By:           /s/ LAWRENCE E. BURNELL
                                                     ---------------------------
                                       Printed Name: Lawrence E. Burnell
                                       Title:        Vice President


                                   "PURCHASER"

                                   LHO Indianapolis Hotel One, L.L.C.,
                                      a Delaware limited liability company

                                   By: LHO Indianapolis Hotel One MM,
                                          L.L.C., its managing member

                                       By: LHO Indianapolis Hotel One CMM,
                                             Inc., its managing member

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                                       By:           /s/ MICHAEL D. BARNELLO
                                                     ---------------------------
                                       Printed Name: Michael D. Barnello
                                       Title:        Authorized Signatory